November 26, 2024

Gregory Zikos
Chief Executive Officer
Costamare Bulkers Holdings Limited
7 rue du Gabian, MC 98000
Monaco

       Re: Costamare Bulkers Holdings Limited
           Amended Draft Registration Statement on Form 20-FR12B
           Filed November 13, 2024
           CIK No. 0002033535
Dear Gregory Zikos:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 30, 2024 letter.




Form DRS 20-FR/A1 filed November 13, 2024
Restructuring Transactions, page 42

1. Please expand your disclosure to quantify the cash consideration that will be paid to
       Costamare Inc. in connection with the CBI Share Purchase.
 November 26, 2024
Page 2

Operating and Financial Review and Prospects
Results of Operations
General and Administrative Expenses, page 96

2. Please expand your disclosure to discuss reasons for the change in general and administrative expenses from $3.6 million in 2022 to $9.7 million to 2023.

Non GAAP Financial Measures, page 98

3.     We note your response to prior comment 3 and also your presentation of the non-
       GAAP measure Voyage Revenue Adjusted on a Cash Basis. If the    accrued
charter
       revenue    represents charter revenue earned for the relevant period, please clarify why
       it was not included in revenue recognized for the period under U.S. GAAP. If the
          accrued charter revenue    adjustment represents revenue not yet
earned under U.S.
       GAAP, please explain how your non-GAAP measure complies with the
Non-GAAP
       Financial Measures Compliance and Disclosure Interpretations (C&DI) Answer to
       Question 100.04.
4.     We note that    accrued charter revenue    is also an adjustment to
derive your non
       GAAP measure Adjusted EBITDA, based on your reconciliation from U.S.
GAAP
       Net Income to non GAAP measure Adjusted EBITDA on page 99. If    accrued
charter
       revenue    represents amount that has not been earned and recognized
under U.S.
       GAAP, please similarly explain how such adjustment complies with C&DI Answer to
       Question 100.04.

Financial Statements, page F-1

5. Revise the filing to include the audited financial statements for the recently formed holding company Costamare Bulkers Holdings Limited which was formed on September 29, 2023. Refer to the guidance in Regulation S-X Rule 3-01(a)
and Rule
       15-01(e), applicable by Form 20-F General Instruction B.(d) and Item 18.(b).

6.     Please update your financial statements to comply with Form 20-F Item
8.A.5.

Note 1 - Basis of Presentation and General Information, page F-8

7. We note your response to prior comment 7. Please expand your disclosure to clarify that you operate the business in a single operating and reportable segment and also include a brief explanation supporting your single reportable segment.

General

8. Please confirm that Costamare Inc. will deliver an information statement that describes the spin-off and your company, and substantially complies with Regulation
       14A or Regulation 14C under the Exchange Act. Refer to Staff Legal Bulletin No. 4.
 November 26, 2024
Page 3

       Please contact Lily Dang at 202-551-3867 or Robert Babula at 202-551-3339 if you
have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg at 202-551-3707 or Karina Dorin at 202-551-3763 with any other questions.



                                                          Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   D. Scott Bennett, Esq., of Cravath, Swaine & Moore LLP